Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources discovers more gold on Shane Property

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Nov. 23 /CNW Telbec/ - Claude Resources Inc. ("Claude"),
(TSX: CRJ; AMEX: CGR) is pleased to announce the results of the summer, 2006 exploration program on the Shane Property in northern Saskatchewan, Canada.
    The Shane Property is located approximately five kilometres east of
Claude's operating Seabee gold mine. Claude owns a 75% interest in the property and Shane Resources Ltd. holds the remaining 25%.
    During the summer Claude conducted a comprehensive soil geochemistry program, prospecting, geological mapping and a core drill program totaling eight holes (2,444 metres). Results of the summer work detailed one main mineralized horizon, traceable through drilling and prospecting for approximately 1,300 metres. This horizon typically contained one to three metres, and up to eight to ten metres, of gold bearing
quartz-tourmaline-sulphide flooding within an east trending shear zone. It has been drill-tested along approximately 500 to 600 metres of this 1,300 metre length.
    This main mineralized horizon contains the following notable grades:
12.16 grams per tonne over 8.43 metres (6.46 metres true width) intersected in hole SHA 06-27 and 23.88 grams per tonne over 3.74 metres (2.86 metres true width) in hole SHA 06-31.
    The drilling has also intersected two other quartz shear zones parallel to the main horizon. The first occurs 25 metres north of the main zone and is fairly narrow and intermittent but in places has visible gold (68.14 grams over 0.29 metres in SHA 06-25). The second occurs another 50 metres to the north and is larger and more consistent but has lower values, generally below
6.0 grams.

    The following table lists significant intersections from the summer program:

    <<
    -------------------------------------------------------------------------
                                                 Weighted
                                  Width   Gold   Average Gold      True Width
    Hole       From     To       (m)     (g/t)   (g/t)             (m)
    -------------------------------------------------------------------------
    SHA06-12   222.42   223.76    1.34    3.16                     1.03
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-25   137.86   138.86    1.00    6.16                     0.77
    -------------------------------------------------------------------------
    SHA06-25   194.12   194.41    0.29   68.14                     0.22
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-26   104.50   105.50    1.00    3.46                     0.77
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-27   129.37   129.58    0.21    3.84                     0.16
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-27   130.82   139.25    8.43           12.16 (8.54(1))   6.46
    -------------------------------------------------------------------------
    Incl.      131.82   132.82    1.00   60.51                     0.77
    -------------------------------------------------------------------------
    Incl.      132.82   133.82    1.00   25.65                     0.77
    -------------------------------------------------------------------------

    Incl.      136.82   137.82    1.00    7.57                     0.77
    -------------------------------------------------------------------------
    Incl.      138.50   139.25    0.75    8.80                     0.57
    -------------------------------------------------------------------------
    Incl.      139.62   139.86    0.24    3.88                     0.18
    -------------------------------------------------------------------------
    SHA06-27   246.55   248.17    1.62    4.35                     1.24
    -------------------------------------------------------------------------
    Incl.      246.55   247.45    0.90    6.31                     0.69
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-28   197.00   197.90    0.90    8.61                     0.69
    -------------------------------------------------------------------------
    SHA06-28   294.88   295.84    0.96    4.57                     0.74
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-29   162.80   163.92    1.12   35.41                     0.86
    -------------------------------------------------------------------------
    SHA06-29   203.00   205.32    2.32    4.98                     1.78
    -------------------------------------------------------------------------
    Incl.      203.75   204.71    0.96   11.77                     0.74
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-30    99.40   101.22    1.82    3.47                     1.39
    -------------------------------------------------------------------------
    Incl.       99.40   100.22    0.82    6.95                     0.63
    -------------------------------------------------------------------------
    SHA06-30   112.40   114.53    2.13    7.05                     1.63
    -------------------------------------------------------------------------
    Incl.      113.38   114.53    1.15   12.56                     0.88
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SHA06-31   174.75   180.00    5.25    3.58                     4.02
    -------------------------------------------------------------------------
    Incl.      174.75   175.85    1.10    5.11                     0.84
    -------------------------------------------------------------------------
    Incl.      178.00   179.00    1.00   11.76                     0.77
    -------------------------------------------------------------------------
    SHA06-31   214.55   216.47    1.92    4.00                     1.47
    -------------------------------------------------------------------------
    Incl.      214.55   215.50    0.95    6.72                     0.73
    -------------------------------------------------------------------------
    SHA06-31   276.90   281.92    3.74           23.88 (8.52(1))   2.86
    -------------------------------------------------------------------------
    Incl.      277.75   278.75    1.00   87.45                     0.77
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Cutting factor of 30 grams per tonne applied
    -------------------------------------------------------------------------
    >>

    Mineralization along this structure is in the form of west-plunging lenses. The anomalous intersection of 23.88 grams per tonne over 3.74 metres in hole SHA 06-31 is the down-plunge extension of the 12.16 grams per tonne over 8.43 metres intersected in hole SHA 06-27, reflecting the strong mineral lineation measured in the field during the mapping program.
    Exploration will continue on the Shane property with a drill program during the winter months to test the horizon both east and west of the mineralization defined to date.
    The 2006 exploration program was under the direction of qualified person
Judy Stoeterau, P.Geo., Exploration Manager for Claude. A rigorous quality control and quality assurance program has been implemented on all Company core drill programs including blank and reference samples with each batch of assays. All core samples are analyzed by fire assay with a gravimetric finish at TSL Laboratories in Saskatoon, Saskatchewan, an ISO approved facility.
    For access to maps and figures regarding this and other exploration projects please visit www.clauderesources.com.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Judy Stoeterau, P.Geo.,
Exploration Manager, (306) 668-7505, (306) 668-7500 Fax,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Christina Lalli :
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:41e 23-NOV-06